WPCS International Incorporated
600 Eagleview Boulevard, Suite 300
Exton, PA 19341

April 28, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Division of Corporation Finance

Kate Beukenkamp, Esq.
Carlos Pacho
Christine Adams

Re:	WPCS International Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed March 7, 2014
Response dated April 1, 2014
File No. 001-34643

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated April 10, 2014 (the "Comment Letter") relating to the Preliminary Proxy Statement on Schedule 14A filed on March 7, 2014 by WPCS International Incorporated (the “Company”) and the response letter dated April 1, 2014 filed by the Company. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

General

1.	We note your responses to our comment letter dated March 18, 2014 including your response to comment 1 explaining the use of the term “new line of business” when discussing the acquisition of BTX Trader. Please revise your preliminary proxy to make clear that BTX Trader is not yet a new line of business, but rather the entity is limited to consisting of “a software technology asset.”

Response:

We have revised our proxy statement to revise the disclosure that stated, “new line of business from its recently acquired BTX Trader” to read, “building a revenue-producing business around the acquisition of a software technology asset from the recently acquired BTX Trader.” Further to a conversation on April 23, 2014 between Ms. Kate Beukenkamp and James Turner of Sichenzia Ross Friedman Ference LLP, we have made this change to the definitive proxy statement filed on April 28, 2014.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

Securities and Exchange Commission

April 28, 2014

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ JOSEPH HEATER
Joseph Heater
Chief Financial Officer

Cc: Thomas A. Rose, Esq.

James M. Turner, Esq.